FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                June                                  2004
                                ---------------------------       -----------
Commission File Number          000-27096
                                ---------------------------       -----------

                                   Air Canada
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

  7373 Cote Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                       Form 40-F      X
                       ----------------                -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                              No  X
                     ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :
82-_______________

                                 DOCUMENT INDEX


     Document
     --------
         1 Schedule of Differences Between Generally Accepted Accounting Principles in Canada and the United States For The Years Ended December 31, 2003 to 2001.

                                                              Document 1

[PricewaterhouseCoopers GRAPHIC OMITTED]


                                             PricewaterhouseCoopers LLP
                                             1250 Rene-Levesque Boulevard West
                                             Suite 2800
                                             Montreal, Quebec
                                             Canada H3B 2G4
                                             Telephone +1 (514) 205 5000
                                             Facsimile +1 (514) 205 5675

April 2, 2004, except for note 7 to the Schedule of Differences Between Generally Accepted Accounting
Principles in Canada and the United States (U.S. GAAP
Schedule) which is as of April 7, 2004



Report of Independent Auditors on the U.S. GAAP Schedule



To the Board of Directors of Air Canada:

Our audit of the consolidated financial statements referred to in our report to the shareholders dated April 2, 2004 included in Document No. 2 of this Form 40-F also included an audit of the Schedule of Differences Between Generally Accepted Accounting Principles in Canada and the United States (U.S. GAAP Schedule) presented in Document No. 3 of this Form 40-F. In our opinion, this U.S. GAAP Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/s/ PricewaterhouseCoppers LLP

Chartered Accountants



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

[PricewaterhouseCoopers GRAPHIC OMITTED]


                                               PricewaterhouseCoopers LLP
                                               1250 Rene-Levesque Boulevard West
                                               Suite 2800
                                               Montreal, Quebec
                                               Canada H3B 2G4
                                               Telephone +1 (514) 205 5000
                                               Facsimile +1 (514) 205 5675



April 2, 2004


Comments by Auditor on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the 2003 annual consolidated financial statements.

Also, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when a company has entered into a material transaction such as the filing for creditor protection under the Companies' Creditors Arrangement Act in Canada and filing a concurrent petition under Section 304 of the U.S. Bankruptcy Code as described in Note 1 to the 2003 annual consolidated financial statements.

Also, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes, such as the changes in accounting policy described in Note 2 to the 2003 annual consolidated financial statements and the restatement as reported in the Schedule of Differences Between Generally Accepted Accounting Principles in Canada and the United States (U.S. GAAP Schedule), that have a material effect on the comparability of the company's financial statements. Our report to the shareholders dated April 2, 2004 and our report to the Board of Directors of Air Canada on the U.S. GAAP Schedule dated April 2, 2004, except for note 7 to the U.S. GAAP Schedule which is as of April 7, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference in the auditors' reports to such changes when the change is properly accounted for and disclosed in the financial statements or related schedules.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants



PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

AIR CANADA

SCHEDULE OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES FOR THE YEARS ENDED DECEMBER 31, 2003 TO 2001 (CANADIAN DOLLARS - MILLIONS EXCEPT PER SHARE DATA)

The 2003 annual consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian
GAAP) which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The following represents the principle differences affecting net income, the statement of financial position and shareholders' equity as well as additional disclosures required by US GAAP. During the year, as further described below in note 7, US GAAP information as at and for the years ended December 31, 2002 and 2001 has been restated.



Consolidated Statement of Operations and Comprehensive Loss                           2003         2002         2001

Loss for the year in accordance with Canadian GAAP                               $ (1,867)     $  (828)     $(1,315)
                                                                                -------------------------------------
Convertible debentures (1)                                                              19            2            2
Goodwill amortization (2)                                                                -            -            8
Employee severance costs (2)                                                             -          (54)         (73)
Aircraft introduction costs (3)                                                          9            2          (17)
Derivative instruments and revenue hedging (5)                                          46           32          (59)
Aircraft lease adjustment (6)                                                           70            9          (13)
Residual value guarantee adjustment (7)                                                 66          (73)         (50)
Pension valuation allowance (9)                                                         (1)           7            2
Pre-operating costs (10)                                                                 5          (11)           -
                                                                                 -------------------------------------
Current year income adjustments before the following                                   214          (86)        (200)
Income tax provision (8)                                                                 -            -          (97)
                                                                                -------------------------------------
Current year income adjustments                                                        214          (86)        (297)
                                                                                -------------------------------------
Loss for the year in accordance with US GAAP                                        (1,653)        (914)      (1,612)
Minimum pension liability adjustment (2001 net of tax of $13) (9)                     (284)        (155)         (21)
Unrealized gain on available-for-sale secrities (2001 - net of nil) (4)                  -            -            4
Cumulative adjustment on disposition of available-for-sale securities
  (2001 - net of tax of $5) (4)                                                          -            -          (14)
Cumulative adjustment related to derivative instruments adjustment
 (2001 - net of tax of $7) (5)                                                          12            -          (10)
                                                                                -------------------------------------
Comprehensive loss for the year in accordance with US GAAP                       $  (1,925)    $ (1,069)    $ (1,653
                                                                                =====================================
Loss per share - basic and diluted: US GAAP (13)                                 $  (13.75)    $  (7.60     $ (13.41)
                                                                                -------------------------------------

Consolidated Statement of Financial Position                               2003               2002
Property and equipment
Balance under Canadian GAAP                                           $   1,771          $   2,288
Aircraft lease adjustment (6)                                               358                378
                                                             --------------------------------------
Balance under US GAAP                                                 $   2,129          $   2,666
                                                             ======================================
Deferred charges
Balance under Canadian GAAP                                           $   2,332          $   1,781
Aircraft lease adjustment (6)                                              (136)              (167)
Adjustment for derivative instruments (5)                                   (13)                32
Adjustment for revenue hedging (5)                                            -               (151)
Aircraft introduction costs (3)                                             (12)               (21)
Pre-operating costs (10)                                                     (6)               (11)
                                                             --------------------------------------
Balance under US GAAP                                                 $   2,165          $   1,463
                                                             ======================================
Goodwill
Balance under Canadian GAAP                                           $     510          $     510
CAIL pension adjustment (9)                                                 (75)               (75)
Employee severance costs (2)                                               (100)              (100)
Amortization adjustment (2)                                                   9                  9
CAIL equity accounting adjustment (2)                                      (124)              (124)
                                                             --------------------------------------
Balance under US GAAP                                                 $     220          $     220
                                                             ======================================
Other assets
Balance under Canadian GAAP                                           $     586          $   1,071
Adjustment for derivative instruments (5)                                    27                145
Adjustment for pension costs  (9)                                           446                780
CAIL pension adjustment (9)                                                 144                156
                                                             --------------------------------------
Balance under US GAAP                                                 $   1,203          $   2,152
                                                             ======================================
Accounts payable and accrued liabilities
Balance under Canadian GAAP                                           $   1,700          $   1,713
Adjustment for derivative instruments (5)                                     -                 10
                                                             --------------------------------------
Balance under US GAAP                                                 $   1,700          $   1,723
                                                             ======================================
Long-term and subordinated perpetual debt
Balance under Canadian GAAP                                           $     332          $   4,314
Aircraft lease adjustment (6)                                               241                300
Adjustment for derivative instruments (5)                                     -                 31
Reclassification of convertible debentures (1)                                -                 19
                                                             --------------------------------------
Balance under US GAAP                                                 $     573          $   4,664
                                                             ======================================
Other long-term liabilities
Balance under Canadian GAAP                                           $   1,643          $   1,405
Adjustment for derivative instruments (5)                                     -                 40
Adjustment for pension costs  (9)                                           930                980
                                                             --------------------------------------
Balance under US GAAP                                                 $   2,573          $   2,425
                                                             ======================================

                                                                             2003              2002
Deferred credits
Balance under Canadian GAAP                                             $   1,364         $   1,361
Adjustment for residual value guarantees (7)                                  156               222
                                                               -------------------------------------
Balance under US GAAP                                                   $   1,520         $   1,583
                                                               =====================================

Temporary equity                                                             2003              2002               2001
Balance under Canadian GAAP                                             $       -         $       -           $      -
Reclassification of preferred shares (14 (d))                                 125               125                125
                                                               --------------------------------------------------------
Balance under US GAAP                                                   $     125         $     125           $    125
                                                               ========================================================

Shareholders' equity                                                         2003              2002               2001

Balance under Canadian GAAP                                             $  (4,155)        $  (2,288)          $ (1,460)
Reclassification of convertible debentures (1)                                (25)              (25)               (25)
Reclassification of preferred shares (14 (d))                                (125)             (125)              (125)
Current year income adjustments                                               214               (86)              (297)
Current year adjustments for comprehensive income
     Available-for-sale securities (4)                                          -                 -                (10)
     Derivative instruments adjustment (5)                                     12                 -                (10)
     Pension costs (9)                                                       (284)             (155)               (21)
Cumulative prior year adjustments for:
     Convertible securities (1)                                                 6                 4                  2
     CAIL equity accounting adjustment  (2)                                  (124)             (124)              (124)
     Goodwill amortization adjustment (2)                                       9                 9                  1
     Aircraft introductory costs (3)                                          (21)              (23)                (6)
     Derivatives (5)                                                          (27)              (59)                 -
     Aircraft lease adjustment (6)                                            (89)              (98)               (85)
     Residual value guarantees (7)                                           (222)             (149)               (99)
     Future income tax (8)                                                    108               108                205
     Pension valuation allowance (9)                                           15                 8                  6
     Employee severance costs (2)                                            (173)             (119)               (46)
     Pre-operating costs (10)                                                 (11)                -                  -
Comprehensive income
             - pension costs (9)                                             (187)              (32)               (11)
             - derivatives instruments adjustment (5)                         (10)              (10)                 -
             - available-for-sale securities (4)                                -                 -                 10
                                                               --------------------------------------------------------
Balance under US GAAP                                                   $  (5,089)        $  (3,164)          $ (2,095)
                                                               ========================================================

1.       CONVERTIBLE SECURITIES

Under Canadian GAAP, proceeds from the issue of convertible securities are split between long-term debt and shareholders' equity, resulting in a debt discount that is amortized to expense over the term of the debt. Under US GAAP, convertible securities are treated as long-term debt in their entirety.

As described in note 11 to the 2003 annual consolidated financial statements, the Corporation recorded a reorganization and restructuring charge of $19 in order to reflect the debenture balance at the anticipated claim amount. This charged is reversed under US GAAP as the convertible securities are treated as long-term debt in their entirety.

2.       GOODWILL AMORTIZATION AND EMPLOYEE SEVERANCE COSTS

Under Canadian GAAP in effect on the purchase date, liabilities assumed on the purchase of a business may include benefits to be paid to employees for their voluntary termination provided certain criteria are met. The treatment of these costs as an assumed liability results in an increase in goodwill recognized on the acquisition. Under US GAAP, a liability and expense for such benefits is required to be expensed by the acquirer in the period employees accept the offer rather than as an adjustment of goodwill. In the current year, there is no GAAP difference as goodwill is no longer amortized for both Canadian and US GAAP.

Under Canadian GAAP, investments accounted for by the cost method are not restated retroactively to the equity method when the investor acquires control of the business and thus consolidates the investment. US GAAP requires this restatement. As a result of the retroactive application of the equity method under US GAAP in 2000, goodwill and related amortization expense reported for the acquisition under Canadian GAAP differs from that reported for US GAAP.

3.       AIRCRAFT INTRODUCTION COSTS

Under Canadian GAAP, aircraft introduction costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

4.       AVAILABLE-FOR-SALE SECURITIES

Under Canadian GAAP, portfolio investments are accounted for using the cost method and gains or losses are recognized in the period in which the investment is sold. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses included in comprehensive income and as a separate component of shareholders' equity. Realized gains or losses are recognized in the period in which the investment is sold.

5.       DERIVATIVE FINANCIAL INSTRUMENTS

Under Canadian GAAP, the nature and fair value of derivative instruments are disclosed. The Corporation also applies hedge accounting to derivative financial instruments and anticipated transactions identified as hedging items as explained in note 2 to the 2003 annual consolidated financial statements.

Effective in 2001 under US GAAP, all derivatives are recorded on the balance sheet at fair value. Opening adjustments are recorded as a cumulative adjustment to income for fair value hedges and as a cumulative adjustment to other comprehensive income for cash flow hedges. As opening January 1, 2001 cash flow hedges are settled, the amount recorded in other comprehensive income is allocated to income. Going forward, the Corporation has elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income.

As described in note 2 to the 2003 annual consolidated financial statements, under Canadian GAAP, the Corporation may designate a hedging relationship, using certain anticipated transactions as the hedging item. Under US GAAP, only derivatives can be designated as hedges.

In 2003, as a result of the filings described in note 1 to the 2003 annual consolidated financial statements, all agreements were terminated by the third parties with the exception of operating lease commitments which include currency swaps for five Canadair Regional Jet operating leases until lease terminations in 2007 and for three Airbus A330 operating leases until January, 2010.

6.       LEASE ACCOUNTING

Under Canadian GAAP, certain of the Corporation's aircraft leases are accounted for as operating leases. Under US GAAP, these aircraft would be accounted for as if they were owned, with the assets, liabilities, expenses and cash flows related to these aircraft reported as such in the Corporation's financial statements.

7.       RESIDUAL VALUE GUARANTEES UNDER OPERATING LEASED AIRCRAFT

During the preparation of the US GAAP reconciliation for the year ended December 31, 2003, the Corporation identified certain adjustments relating to the US GAAP information for prior years. As a result, the US GAAP information as at and for the years ended December 31, 2002 and 2001 has been restated. The impact as at January 1, 2001 is a charge to the deficit of $59, net of a tax asset of $40. The impact on loss for the years ended December 31, 2002 and 2001 is a charge of $73 or $0.61 per share, basic and diluted, and $90 or $0.75 per share, basic and diluted, respectively. The adjustments revise the amortization of deferred gains recognized by the Corporation related to the sale-leasebacks of aircraft to defer, until the end of the lease term, any amounts equal to the gross residual value guarantee provided by the Corporation on such leases and accrues for the expected deficiency of residual value guarantees on aircraft leases over the remaining lease term. Under Canadian GAAP, the portion of the gain on sale-leasebacks that includes a residual value guarantee is deferred until the end of the lease term for leases entered into after September 1999 whereas for US GAAP, the amount would be deferred until the end of the lease term for leases entered into after September 1986. Further under Canadian GAAP, the expected deficiency under a residual value guarantee is accrued over the remaining lease term irrespective of the end of lease term options for leases entered into after September 1999; however, under US GAAP, similar accruals would be required for leases entered into after September 1996.

8.       INCOME TAXES

The 2001 income tax provision adjustment includes the income tax effect of the US GAAP adjustments. It also reflects that under Canadian GAAP, the liability method of accounting for income taxes requires that accumulated tax balances be adjusted to reflect substantively enacted changes in future tax rates and regulations. Under US GAAP, tax balances are calculated using currently enacted tax rates and regulations. Consistent with the accounting policy under Canadian GAAP, a valuation allowance has been recorded under US GAAP (note 17 to the 2003 annual consolidated financial statements).

9.       EMPLOYEE FUTURE BENEFITS

Under Canadian GAAP, a minimum pension liability is not recognized if the accumulated benefit obligation related to employee pensions exceeds the fair value of plans assets; however, a pension valuation allowance is required to limit the pension asset to the amount that can be realized in the future. Under US GAAP, a minimum pension liability has been recorded including the recognition of an intangible asset related to prior period services; however, a pension valuation allowance is not permitted.

10.      PRE-OPERATING COSTS

Under Canadian GAAP, eligible pre-operating costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

11.      COMPREHENSIVE INCOME

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Cumulative comprehensive income (loss) as at December 31, 2003 was $(489) (2002 $(217), 2001 $(62)). The concept of comprehensive income does not exist under Canadian GAAP.

12.      PROVISION FOR LOSS ON AIRCRAFT AND INVENTORY

Under Canadian GAAP, provision for loss on aircraft and inventory are permitted to be classified as non-operating. Under US GAAP, provision for loss on aircraft and inventory are classified as operating. Accordingly, under US GAAP, the operating loss would be increased by $165 (2002-$32, 2001-$176).

Under Canadian GAAP, an impairment loss is recorded at the amount by which the carrying amount exceeds net recoverable amount. In US GAAP, the impairment loss for assets that do not meet the held for sale criteria are recorded at the amount by which the carrying amount exceeds fair value. The aircraft, as described in note 3 to the 2003 annual consolidated financial statements, which are removed from active service, do not meet the held for sale criteria as, under current market conditions, sale within one year is uncertain. For these assets for which impairment losses were recorded in 2003, there is no significant difference between fair value and net recoverable amount.

13.      EARNINGS PER SHARE



                                                          2003        2002        2001
------------------------------------------------------------------------------------------

Loss per common share before cumulative
accounting change                                      $ (13.75)    $ (7.60)   $ (13.03)

Impact of derivative instruments adjustment                  -           -     $  (0.38)
                                                     -------------------------------------
Loss per share - basic and diluted: US GAAP            $ (13.75)    $ (7.60)   $ (13.41)
                                                     =====================================



14.      SUPPLEMENTARY INFORMATION UNDER US GAAP

A)       GOODWILL AND OTHER INTANGIBLES, NET

Goodwill represents the excess of the costs of acquired businesses over the net amounts assigned to the assets acquired and liabilities assumed.

On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), under which goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but instead are assessed for impairment at least annually and also between annual tests when a significant triggering event occurs. As required by SFAS 142, goodwill was tested for impairment and it was determined that no impairment had occurred. Any impairment of goodwill would be recognized as an expense in the period of impairment.

Indefinite life route rights and slot purchase costs are also subject to annual impairment tests under SFAS 142. The fair value of indefinite life route rights and slot purchase costs, and any impairment of that value, was assessed by reference to fair value and it was determined that no impairment had occurred. Any impairment would be recognized as an expense in the period of impairment.

The following is what the reported loss would be for the year ended December 31, 2001, after removing goodwill and indefinite life intangible amortization expense:

                                                                    2001
                                                              ---------------

Reported loss                                                    $   (1,612)
Add back:
     Goodwill amortization                                                9
     Amortization of route rights and slot purchase costs                 5
                                                              ---------------
Adjusted loss for the year                                       $   (1,598)
                                                              ===============


Reported basic and diluted loss per share                        $   (13.41)
Add back:
     Goodwill amortization                                             0.07
     Amortization of route rights and slot purchase costs              0.04
                                                              ---------------
Adjusted basic and diluted loss per share                        $   (13.30)
                                                              ===============



B)       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 are as follows:


                                                         2003            2002
                                                  ------------    ------------

Trade payables                                          $ 302           $ 514
Accrued liabilities                                       306             422
Aircraft lease payment moratorium                         520               -
Payroll related liabilities                               340             410
Loyalty program current portion                           207             287
Other                                                      25              80
                                                  ----------------------------
                                                      $ 1,700         $ 1,713
                                                  ============================

C)       PENSION PLANS

The accrued benefit obligation for the defined benefit pension plans as at December 31, 2003 is $9,867 (2002 - $8,927).

Additional disclosures with respect to pension plans:

ASSET ALLOCATION

The actual and target allocations of the pension assets are as follows:


                       January 1, 2003      December 31, 2003       Target Allocation

Equity                       60.4%                  64.8%                   65.0%
Real estate                   0.7%                   0.3%                    0.0%
Bonds and mortgages          35.9%                  32.9%                   35.0%
Short-term and other          3.0%                   2.0%                    0.0%
                       -----------------------------------------------------------
Total                       100.0%                 100.0%                  100.0%
                       ===========================================================


EXPECTED RETURN ON ASSETS ASSUMPTION

The Corporation's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviews anticipated future long-term performance of individual asset categories and considers the asset allocation strategy adopted by the Corporation, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

INVESTMENT POLICY

For the Canadian Registered Pension Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund. The Investment Policy Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the Fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

         o Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27% to 33% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.

         o Fixed income investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities, or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50% of the total return of the Scotia Capital Universe Bond Index and 50% of the total return of the Scotia Capital Long Term Bond Index.

Similar investment policies are established for the other pension plans sponsored by Air Canada.

BEST ESTIMATE OF EMPLOYER CONTRIBUTIONS

Based upon an agreement, subject to approval of OSFI, between Air Canada and representatives of the unionized and non-unionized employees and retirees with respect to the funding of the Canadian registered plans the estimated 2004 contributions are as follows:

 -------------------------------------------------------------------------------
                                                             2004 contributions
 -------------------------------------------------------------------------------
 Current service cost for registered pension plans                  $112
 Past service cost for registered pension plans                      $83
 Other pension arrangements                                          $49
 -------------------------------------------------------------------------------
 Total                                                              $244
 -------------------------------------------------------------------------------


D)       SHAREHOLDERS' EQUITY

Included in share capital (note 15 to the 2003 annual consolidated financial statements) are Class A Convertible Participating Non-Voting Preferred Shares, Series 1, which carry with them conditions for redemption which are not solely within the control of the Corporation. Under US GAAP, these preferred shares would be classified in the consolidated statement of financial position between long-term debt and shareholders' equity.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Standards No. 123 (SFAS 123) which also requires that the information be determined as if the Corporation has accounted for its employee stock options granted subsequent to December 1994 under the fair value method of that statement. Effective January 1, 2002, the Corporation elected the fair value method of accounting for its stock option plan as provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and is accounting for this change in accounting principle using the prospective method as outlined in Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"). Had compensation costs for stock option awards been determined based on the fair value at the grant dates consistent with SFAS 123, the Corporation's net income and earnings per share for the year ended December 31, 2001 would have instead been reported as the pro forma amounts indicated below:

                                                                      2001
                                                                 ---------------

Net loss                                     As reported            $  1,612
                                             Pro forma              $  1,609
Loss per share - basic and diluted           As reported            $  13.41
                                             Pro forma              $  13.39

The weighted average grant date fair value of options issued in 2001 has been estimated at $1.50 using the Black-Scholes option-pricing model. The fair value assumes volatility rates ranging from 20% to 40%, depending upon the date of the grant, and a risk free interest rate of 5.36%.

E)       CONSOLIDATED STATEMENT OF OPERATIONS

The components of depreciation, amortization and obsolescence for the year ended December 31 are as follows:

                                                2003         2002          2001
                                             --------    ---------    ---------

Depreciation of tangible assets                $ 286        $ 299         $ 350
Amortization of intangible assets                  -            -            22
Amortization of capitalized software costs        63           56            54
Obsolescence provision on spare parts
  materials and supplies                          17           17            15
                                             ----------------------------------
                                               $ 366        $ 372         $ 441
                                             ==================================


The components of other operating expenses for the year ended December 31 are as follows:


                                           2003           2002           2001
                                      ----------     ----------     ----------
Terminal handling and services            $ 196          $ 223          $ 233
Building rent and maintenance               130            147            166
Flight and cabin crew expense               130            149            167
Credit card fees                            124            138            129
Miscellaneous fees and services              84            114            118
Advertising and promotion (a)                73             95             86
Customer maintenance and materials           66             94             87
Other                                       673            687            644
                                      ----------------------------------------
                                        $ 1,476        $ 1,647        $ 1,630
                                      ========================================



              a) Advertising and promotion costs are expensed when incurred.

Rent expense, including aircraft rent, building and other equipment rentals, amounts to $1,086 in 2003 (2002 $1,345; 2001 $1,190). Residual value guarantees and aircraft rent expense included in reorganization and restructuring items, as described in note 7 to the 2003 annual consolidated financial statements, amounts to $254. Under US GAAP, this amount would be reported as a component of aircraft rent in operating expenses.

F)       CAPITAL LEASE COMMITMENTS

As at December 31, 2003, obligations under capital leases for future minimum lease payments are as follows:

     2004                                                          $    78
     2005                                                               34
     2006                                                               54
     2007                                                               31
     2008                                                               29
     Thereafter                                                        185
                                                            --------------
          Total minimum lease payments                                 411
          Less amount representing interest                           (174)
                                                           ----------------
          Total obligations under capital lease                    $   237
                                                           ================


G)       VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2003, 2002 and 2001
(Millions)
                                                                           Additions
                                                      Balance at          charged to
                                                    beginning of          costs and     Deductions/   Balance at
                     Classification                     year               expenses     Other         end of year
-----------------------------------------------------------------------------------------------------------------
Allowance for obsolescence of inventories
2001                                                  $  101             $   15          $   5         $  121
2002                                                     121                 17             (3)           135
2003                                                     135                 17             (1)           151

Allowance for uncollectible accounts
2001                                                      18                  2             (8)            12
2002                                                      12                  9             (9)            12
2003                                                      12                 20            (16)            16

Future income tax valuation allowance
2001                                                      21                570              -            591
2002                                                     591                453              -          1,044
2003                                                $  1,044             $  611          $   -       $  1,655

H)       CONTINUITY SCHEDULE OF LABOUR RELATED RESTRUCTURING PROVISIONS

Included in note 1 to the 2003 annual consolidated financial statements, under "Labour Related Restructuring Items", is a continuity schedule of labour related restructuring provisions recorded since the filing. Under Canadian GAAP this disclosure requirement under EIC 134 is effective for restructuring activities initiated after March 31, 2003. Under US GAAP, previously recorded restructuring provisions are also disclosed. The following table outlines all of the Corporation's labour related restructuring provisions:


                                    Additions
                    Balance at      charged to
                   beginning of     costs and     Deductions      Balance at
                       year         expenses       /Other         end of year
               -----------------------------------------------------------------

2001                 $   172         $    23       $  (120)        $    75
2002                      75               5           (43)             37
2003                 $    37         $   124       $   (40)        $   121



I)       NEW ADOPTED ACCOUNTING POLICIES

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." An entity is subject to FIN 46 and is called a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after June 15, 2003. In December 2003, FASB issued Interpretation No. 46R ("FIN 46R") "Consolidation of Variable Interest Entities" (revised December 2003), which further clarified the provisions of FIN 46 and delayed the effective date for applying the provisions of FIN 46 until the first interim or annual period ending after March 15, 2004 for interests held by public entities in VIEs or potential VIEs created before February 1, 2003. As the Corporation has entered into financing transactions with arms length variable interest entities with respect to a total of 62 aircraft, it continues to evaluate the potential future impact this guideline will have on its financial position and results of operations under US GAAP.

Effective January 1, 2003, the Corporation adopted SFAS 146 ("SFAS 146"), "Accounting for Costs Associated with Disposal or Exit Activities", which requires liabilities for costs associated with exit or disposal activities to be recognized when the liabilities are incurred rather than when the Corporation commits to an exit plan. The timing of the recognition of reorganization and restructuring items is consistent with SFAS 146.

The Corporation also adopted FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation applies to guarantees issued or modified after December 31, 2002 and has had no impact on the consolidated results of operations or consolidated statement of financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS 150 specifies that freestanding financial instruments within its scope constitute obligations of the issuer and that, therefore, the issuer must classify them as liabilities. Such freestanding financial instruments include mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS 150 was effective immediately for all financial instruments entered into or modified after May 31, 2003. For all other instruments, SFAS No. 150 was effective at the beginning of the third quarter of 2003. Included in share capital (note 15 to the 2003 annual consolidated financial statements) are Class A Convertible Participating Non-Voting Preferred Shares, Series 1, which carry with them conditions for redemption which are not solely within the control of the Corporation. Under US GAAP, these preferred shares would be classified in the consolidated statement of financial position between long-term debt and shareholders' equity.

15.      EVENTS (UNAUDITED) SUBSEQUENT TO APRIL 7, 2004

A)       LEASE RESTRUCTURING

Of the aircraft leases renegotiated during the period subsequent to December 31, 2003, 38 aircraft relate to Export Credit Agencies ("ECA") aircraft leases involving a syndicate of lenders supported by the ECA of the United Kingdom, France and Germany. There are no outstanding material conditions in regards to these renegotiated leases and payments to all these lessors have resumed in accordance with the renegotiated terms, with the exception of three aircraft. As a result of the accounting tests required on lease modification, 35 ECA aircraft have been reclassified to capital leases from operating leases. Accordingly, capital lease obligations and related assets amounting to $1,630 have been recorded.

B)       EXIT FINANCING AND SHARE PURCHASE WARRANTS

On April 29, 2004, the Corporation and General Electric Capital Corporation and certain of its affiliates, including General Electric Capital Aviation Services, Inc. ("GECAS") and GECAS managed entities (collectively, "GECC"), reached an agreement on the terms of an extension of the GECC agreements from April 30, 2004 to September 30, 2004, subject to the following conditions:

         o Court approval of the amended standby purchase agreement (see below under "Rights Offering - Amended Agreement") by May 7, 2004;

         o Resolution of the major conditions of the amended standby purchase agreement by May 15, 2004 (see below under Pension Plans and Labour);

         o  The filing of the Plan with the Court by June 30, 2004;

         o  Creditor approval of the Plan by August 15, 2004;

         o  Emergence from CCAA proceedings on or before September 30, 2004.

The extension agreement provides that GECC will have the right to terminate the GECC agreements prior to September 30, 2004, in the event that the Corporation does not meet any one of the conditions outlined above.

C)       EQUITY SOLICITATION

On April 2, 2004, Trinity announced that it would not seek an extension of its investment agreement with Air Canada and, as a result, on May 1, 2004, the agreement was terminated.

On April 26, in conjunction with an announcement concerning an amended agreement with Deutsche Bank (see below under "Rights Offering - Amended Agreement") the Corporation announced that it will pursue a new equity solicitation process, however, as a result of the funding contemplated under the amended agreement with Deutsche Bank , the Corporation will be seeking only

$250 instead of the $650 provided for in the original Trinity agreement. The Corporation will use the proceeds, if any, from the equity solicitation process to retire the GECC convertible note (refer to discussion in note 1 to the 2003 annual consolidated financial statements under "General Electric Capital Corporation Leases") and the GECC warrants (refer to discussion in note 1 to the 2003 annual consolidated financial statements under "GECC Exit Financing and Share Purchase Warrants") on terms reasonably acceptable to Deutsche Bank but, in any event, no less advantageous to the Corporation than those previously agreed between GECC and Trinity as described in note 1 to the 2003 annual consolidated financial statements. On May 4, 2004, the Court approved the new equity solicitation process.

D)       RIGHTS OFFERING - AMENDED AGREEMENT

On May 5, 2004, the Court announced its approval of an agreement between the Corporation and Deutsche Bank to amend the original standby purchase agreement ("SPA"), to increase the rights offering available to creditors from $450 to $850. Deutsche Bank, as standby purchaser, will acquire any equity not purchased by creditors at a premium price of 107.5% of the price payable by the creditors for the rights offering shares. Successful completion of the proposed equity investment will no longer be a condition precedent to the Corporation's successful emergence from CCAA. The amended agreement contains conditions, including those related to labour and pensions, which must be satisfied by May 15, 2004 (see below under Pension Plans and Labour). The labour condition requires that the Corporation obtain $200 in annual cost reductions to realize the labour cost savings agreed to by the various labour groups in 2003. In addition, the amended agreement requires that the labour groups provide assurances that all material disputes or claims will be compromised or waived upon emergence. The pension condition requires the Corporation to reach satisfactory arrangements with the Office of the Superintendent of Financial Institutions ("OSFI") to implement the February 18, 2004 agreement between the Corporation and its pension beneficiaries regarding funding over 10 years of the solvency deficit in the registered pension plans. The amendments do not require pension design changes as had previously been required by Trinity. In addition, the amended agreement requires satisfactory assurances from the Government of Canada that, upon emergence, the Corporation will be able to compete on a level playing field with all air carriers operating scheduled service in Canada in regards to the regulatory environment. The amended agreement requires the Corporation to emerge from CCAA protection no later than September 30, 2004.

Following approval by the Court, an arrangement fee of $12.75, is payable to Deutsche Bank upon closing of the amended agreement. A payment of $2 as partial reimbursement of costs and expenses previously incurred in connection with the original SPA is due following Court approval of the amended agreement. In addition, a payment of $0.5 will be due on the first day of each month, commencing May 1, 2004 through to the closing, in respect to costs and expenses incurred in connection with the amended SPA.

E)       PENSION PLANS

On April 27, 2004, the Court further amended its original order to permit contributions into each of the Canadian defined benefit registered pension plans equal to the current service costs relating to the first quarter, 2004. Accordingly, on April 30, 2004, the Corporation made contributions totalling $25.

On May 14, 2004, the Corporation reached an agreement with OSFI in respect of pension funding relief. The agreement establishes a protocol under which OSFI will recommend to the Government of Canada the adoption of a regulation which would allow the Corporation to extend the payment of pension plan solvency deficiencies over a period of 10 years as opposed to the current maximum of 5 years.

The protocol provides that the solvency deficiencies will be paid down in accordance with an agreed upon schedule of variable annual payments as opposed to the current regulatory requirement for equal annual payments. The protocol further provides that the Corporation request the approval of the Court to remit approximately $34 in special payments to certain pension plans immediately.

In consideration of OSFI proposing a regulation allowing for the elimination of any deemed trust which may have arisen as a result of required solvency deficit payments prior to the execution of the protocol, the Corporation and OSFI have agreed that upon the Corporation's emergence from CCAA proceedings, the pension plan trustees will receive subordinated secured promissory notes in the aggregate amount of $346.6 with a second charge over the assets of the Corporation. The notes will be reduced as solvency payments are made in accordance with the agreed upon schedule. The terms of the notes should not materially affect the aircraft and exit financing to be made available to the Corporation pursuant to the Global Restructuring Agreement with GECC and should not materially restrict any future secured or unsecured financings.

The implementation of the protocol is conditional upon (i) CCAA emergence on or prior to December 31, 2004, (ii) the amended regulation coming into effect, and
(iii) consent being obtained from plan beneficiaries through the unions and court appointed representatives of non-unionized employees and retirees.

The protocol represents a variation from the condition of the SPA which the Corporation believes is not material. A request for confirmation and waiver from Deutsche Bank is pending.

F)       LABOUR

One of the conditions contained in the amended SPA is the achievement by the Corporation of labour cost reductions of $200 by May 15, 2004. As of May 19, 2004, the Corporation has reached tentative agreements, subject to ratification by the respective union membership, with all labour groups representing Canadian based employees with the exception of the Canadian Auto Workers ("CAW") which represents the Corporation's customer sales and service employees. On May 19, 2004, the Corporation announced that it has reached an impasse in its discussions with the CAW. Further, the Corporation announced that it intends to immediately commence discussions with Deutsche Bank and GECC to determine next steps. As a result, there is no assurance that the Corporation's restructuring will be successfully completed.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Air Canada
                                        ---------------------------------------
                                                      (Registrant)



Date: June 28, 2004                     By: /s/ John Baker
      -------------------------             -----------------------------------
                                                      (Signature)
                                            John Baker
                                            Senior Vice-President and General
                                            Counsel